                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            pursuant to rule 13d-2(b)

                              (Amendment No. 6)(1)


                                   BLYTH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock - par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09643P108
                       ----------------------------------
                                  (CUSIP Number)


--------------------------------------------------------------------------------
     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 10 Pages


===================================
 CUSIP No. 09643P108                   13G
===================================

================================================================================
  1       Name of Reporting Person
          S.S or I.R.S. Identification No. of Above Person
                 Robert B. Goergen
--------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*              (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
  3       SEC Use Only

--------------------------------------------------------------------------------
  4      Citizenship or Place of Organization
                 United States

--------------------------------------------------------------------------------
                                    5        Sole Voting Power
            Number of                               12,452,791
             Shares               ----------------------------------------------
          Beneficially              6        Shared Voting Power
            Owned By                                74,997
              Each                ----------------------------------------------
            Reporting               7        Sole Dispositive Power
             Person                                 12,452,791
              With                ----------------------------------------------
                                    8        Shared Dispositive Power
                                                    74,997
--------------------------------------------------------------------------------
  9       Aggregate Amount Beneficially Owned by Each Reporting Person
          12,527,788

--------------------------------------------------------------------------------
 10       Check Box if the Aggregate Amount in Row (9)                       /x/
          Excludes Certain Shares*
          Excludes 411,880 shares as to which Mr. Goergen disclaims beneficial ownership.

--------------------------------------------------------------------------------
 11       Percent of Class Represented by Amount in Row (9)                26.6%

--------------------------------------------------------------------------------
 12       Type of Reporting Person*                                           IN
================================================================================

----------
*       SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages


===================================
 CUSIP No. 09643P108                   13G
===================================

================================================================================
  1       Name of Reporting Person
          S.S or I.R.S. Identification No. of Above Person
                 Pamela M. Goergen
--------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*              (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
  3       SEC Use Only

--------------------------------------------------------------------------------
  4      Citizenship or Place of Organization
                 United States

--------------------------------------------------------------------------------
                                    5        Sole Voting Power
            Number of                               411,880
             Shares               ----------------------------------------------
          Beneficially              6        Shared Voting Power
            Owned By                                - 0 -
              Each                ----------------------------------------------
            Reporting               7        Sole Dispositive Power
             Person                                 411,880
              With                ----------------------------------------------
                                    8        Shared Dispositive Power
                                                    - 0 -
--------------------------------------------------------------------------------
  9       Aggregate Amount Beneficially Owned by Each Reporting Person
          411,880

--------------------------------------------------------------------------------
 10       Check Box if the Aggregate Amount in Row (9)                       /x/
          Excludes Certain Shares*
          Excludes an aggregate of 12,527,788 shares as to which Mrs. Goergen disclaims beneficial ownership.

--------------------------------------------------------------------------------
 11       Percent of Class Represented by Amount in Row (9)                 0.9%

--------------------------------------------------------------------------------
 12       Type of Reporting Person*                                           IN
================================================================================

----------
*       SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages


===================================
 CUSIP No. 09643P108                   13G
===================================

================================================================================
  1       Name of Reporting Person
          S.S or I.R.S. Identification No. of Above Person
                 The Goergen Foundation, Inc.
--------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*              (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
  3       SEC Use Only

--------------------------------------------------------------------------------
  4      Citizenship or Place of Organization
                 Connecticut

--------------------------------------------------------------------------------
                                    5        Sole Voting Power
            Number of                               - 0 -
             Shares               ----------------------------------------------
          Beneficially              6        Shared Voting Power
            Owned By                                232,139
              Each                ----------------------------------------------
            Reporting               7        Sole Dispositive Power
             Person                                 - 0 -
              With                ----------------------------------------------
                                    8        Shared Dispositive Power
                                                    232,139
--------------------------------------------------------------------------------
  9       Aggregate Amount Beneficially Owned by Each Reporting Person
          232,139

--------------------------------------------------------------------------------
 10       Check Box if the Aggregate Amount in Row (9)                       / /
          Excludes Certain Shares*

--------------------------------------------------------------------------------
 11       Percent of Class Represented by Amount in Row (9)                 0.5%

--------------------------------------------------------------------------------
 12       Type of Reporting Person*                                           CO
================================================================================

----------
*       SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 10 Pages


===================================
 CUSIP No. 09643P108                   13G
===================================

================================================================================
  1       Name of Reporting Person
          S.S or I.R.S. Identification No. of Above Person
                 Trust FBO Alice B. McCool (Robert B. Goergen &
                 Dennis P. Goergen, co-trustees)
--------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*              (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
  3       SEC Use Only

--------------------------------------------------------------------------------
  4      Citizenship or Place of Organization
                 Florida

--------------------------------------------------------------------------------
                                    5        Sole Voting Power
            Number of                               - 0 -
             Shares               ----------------------------------------------
          Beneficially              6        Shared Voting Power
            Owned By                                74,997
              Each                ----------------------------------------------
            Reporting               7        Sole Dispositive Power
             Person                                 - 0 -
              With                ----------------------------------------------
                                    8        Shared Dispositive Power
                                                    74,997
--------------------------------------------------------------------------------
  9       Aggregate Amount Beneficially Owned by Each Reporting Person
          74,997

--------------------------------------------------------------------------------
 10       Check Box if the Aggregate Amount in Row (9)                       / /
          Excludes Certain Shares*

--------------------------------------------------------------------------------
 11       Percent of Class Represented by Amount in Row (9)                 0.2%

--------------------------------------------------------------------------------
 12       Type of Reporting Person*                                           OO
================================================================================

----------
*       SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages


===================================
 CUSIP No. 09643P108                   13G
===================================

================================================================================
  1       Name of Reporting Person
          S.S or I.R.S. Identification No. of Above Person
                 Ropart Investments, LLC
--------------------------------------------------------------------------------
  2       Check the Appropriate Box if a Member of a Group*              (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
  3       SEC Use Only

--------------------------------------------------------------------------------
  4      Citizenship or Place of Organization
                 Connecticut

--------------------------------------------------------------------------------
                                    5        Sole Voting Power
            Number of                               - 0 -
             Shares               ----------------------------------------------
          Beneficially              6        Shared Voting Power
            Owned By                                225,000
              Each                ----------------------------------------------
            Reporting               7        Sole Dispositive Power
             Person                                 - 0 -
              With                ----------------------------------------------
                                    8        Shared Dispositive Power
                                                    225,000
--------------------------------------------------------------------------------
  9       Aggregate Amount Beneficially Owned by Each Reporting Person
          225,000

--------------------------------------------------------------------------------
 10       Check Box if the Aggregate Amount in Row (9)                       / /
          Excludes Certain Shares*

--------------------------------------------------------------------------------
 11       Percent of Class Represented by Amount in Row (9)                 0.5%

--------------------------------------------------------------------------------
 12       Type of Reporting Person*                                       OO-LLC
================================================================================

----------
*       SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 7 of 10 Pages

                         AMENDMENT NO. 6 TO SCHEDULE 13G

                                       FOR

                                   BLYTH, INC.


         The Schedule 13G (as heretofore amended, the "Schedule 13G"), dated February 3, 1995, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc., Ropart Inc. and the Trust, dated December 18, 1989, for the benefit of Alice B. McCool, as amended by Amendments Nos. 1, 2, 3, 4 and 5 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth, Inc., a Delaware corporation (formerly Blyth Industries, Inc.) (the "Issuer"), is hereby amended as follows:

Item 2 is amended to add the following:

         This Statement, as amended, is being filed by Ropart Investments, LLC, a Connecticut limited liability company ("Ropart Investments"). Ropart Investments is engaged principally in private venture capital investing. The principal business address of Ropart is One East Weaver Street, Greenwich, Connecticut 06831.

Item 4 is hereby amended in its entirety as set forth below:

Item 4 OWNERSHIP:

         The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 47,063,874 shares outstanding as of October 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000, plus shares issuable upon conversion or exercise of options to acquire common stock as described in the following sentence. Amounts shown as beneficially owned include currently exercisable options to purchase 7,500 shares of common stock held by Mrs. Goergen.

(a), (b) As of December 31, 2000:

        (i) (A) Mr. Goergen owned directly 11,995,652 shares of Common Stock (of which 493,503 shares were held directly by Mr. Goergen and of which 11,502,149 shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 25.5% of the outstanding shares of Common Stock.

                      (B) Mrs. Goergen owned directly 404,380 shares of Common Stock (all of which 404,380 shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held

                                                              Page 8 of 10 Pages


                      currently exercisable directors' stock options issued by the Company to purchase an aggregate of 7,500 shares of Common Stock, representing, in the aggregate, 411,880 shares, or 0.9% of the outstanding shares of Common Stock.

                      (C) The Foundation owned directly 232,139 shares of Common Stock or 0.5% of the outstanding shares of Common Stock.

                      (D) The Trust owned directly 74,997 shares of Common Stock or 0.2% of the outstanding shares of Common Stock.

                      (E) Ropart Investments owned directly 225,000 shares of Common Stock or 0.5% of the outstanding shares of Common Stock.


        (ii) (A) Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own indirectly the 411,880 shares of Common Stock beneficially owned by Mrs. Goergen.

                      (B) Mr. Goergen is the President, a member of the Board of Directors of, and the sole investment manager of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 232,139 shares of Common Stock held by the Foundation.

                      (C) Mr. Goergen is a co-trustee of the Trust and, pursuant to Rule 13d-3, may be deemed to beneficially own the 74,997 shares of Common Stock held by the Trust.

                      (D) Mr. Goergen is Managing Member of Ropart Investments and, pursuant to Rule 13d-3, may be deemed to beneficially own the 225,000 shares of Common Stock held by Ropart Investments.

                      As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 12,939,668 shares of Common Stock, or 27.5% of the outstanding shares of Common Stock. Mr. Goergen disclaims beneficial ownership of the 411,880 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

                                                              Page 9 of 10 Pages


        (iii) (A) Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 12,527,788 shares of Common Stock held by Mr. Goergen.

                      As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 12,939,668 shares of Common Stock, or 27.5% of the outstanding shares of Common Stock. Mrs. Goergen disclaims beneficial ownership of the 12,527,788 shares of Common Stock held by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such Shares.

(c)     (i)           Mr. Goergen has the sole power to vote and dispose of, or
                      to direct the voting and disposition of, the aggregate of 12,452,791 shares of Common Stock held by the Foundation, Ropart Investments and him. Mr. Goergen has the shared power to vote or dispose of, or to direct the voting and disposition of, the aggregate of 74,997 shares of Common
                      Stock held by the Trust.

        (ii) Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 411,880 shares of Common Stock beneficially owned by her.

        (iii) Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the 232,139 shares of Common Stock held by the Foundation.

        (iv) Mr. Goergen has the shared power to vote and dispose of, or to direct the voting and disposition of, the 74,997 shares of Common Stock held by the Trust.

        (v) Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the 225,000 shares of Common Stock held by Ropart Investments.

                                                             Page 10 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2001


                                            /s/ ROBERT B. GOERGEN
                                            ------------------------------------
                                            Robert B. Goergen


                                            /s/ PAMELA M. GOERGEN
                                            ------------------------------------
                                            Pamela M. Goergen


                                            THE GOERGEN FOUNDATION, INC.


                                            By: /s/ ROBERT B. GOERGEN
                                                --------------------------------
                                                Name: Robert B. Goergen
                                                Title: President


                                            TRUST FOR THE BENEFIT OF ALICE B.
                                            McCOOL


                                            By: /s/ ROBERT B. GOERGEN
                                                --------------------------------
                                                Name: Robert B. Goergen
                                                Title: Co-Trustee


                                            ROPART INVESTMENTS, LLC


                                            By: /s/ ROBERT B. GOERGEN
                                                --------------------------------
                                                Name: Robert B. Goergen
                                                Title: Managing Member